Exhibit 99.3

THERATECHNOLOGIES INC.

Security Class

Holder Account Number

Fold Form of Proxy - Annual Meeting to be held on May 21, 2014

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. Fold

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Eastern Time, on May 16, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone To Vote Using the Internet

Call the number listed BELOW from a touch tone Go to the following web site: telephone. www.investorvote.com

1-866-732-VOTE (8683) Toll Free Smartphone?

Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

26ma14184.E.sedar/000001/000001/i

Appointment of Proxyholder

The undersigned shareholder of Theratechnologies Inc. (the Print the name of the person you are “Corporation”) hereby appoints: Dawn Svoronos, Chair of the Board, or OR appointing if this person is someone failing her, Luc Tanguay, President and Chief Executive Officer other than the Management Nominees listed herein.

as my proxyholder to attend and act for and on my behalf at the Annual Meeting of Shareholders of the Corporation to be held at the McCord Museum, 690 Sherbrooke Street West, Montreal, Québec, on Wednesday, May 21, 2014 at 10:00 a.m., (the “Meeting”), and at any adjournment thereof, with full power of substitution and with all the powers which the undersigned could exercise with respect to his/her common shares if personally present at the Meeting. The shares are to be voted, on any ballot, in accordance with the instructions given below:

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

For Withhold For Withhold For Withhold

01. Gilles Cloutier 02. Gérald Lacoste 03. Paul Pommier

04. Dawn Svoronos 05. Jean-Denis Talon 06. Luc Tanguay Fold

For Withhold

2. Appointment of Auditors

Vote FOR or WITHHOLD from voting with respect to the appointment of auditors.

Fold

Authorized Signature(s) - This section must be completed for your Signature(s) Date instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements - Mark this box if you would Annual Financial Statements - Mark this box if you would Information Circular – Mark this box if you would like to like to receive Interim Financial Statements and like to receive the Annual Financial Statements and receive the Information Circular by mail for the next accompanying Management’s Discussion and Analysis by accompanying Management’s Discussion and Analysis by mail. mail. securityholders’ meeting.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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